FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

REGISTRATION NO.: 333-129139

[The following was posted to Oracle Corporation’s website]

CORPORATE PARTICIPANTS

Charles Phillips

Oracle Corp. - President

PRESENTATION

Unidentified Speaker

We are going to get started here. We are delighted to welcome Charles Phillips, President of Oracle Corporation. As many of you know, Charles was the software analyst at Morgan Stanley for a number of years and has moved on to much bigger things. I get the opportunity to play IR for a couple of minutes here and get to read the obligatory Safe Harbor statement. So let me do that on behalf of Oracle, first of all.

Our discussion includes predictions, estimates, or other information that might be considered forward-looking. While these forward-looking statements represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. You’re cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of the presentation.

Please keep in mind that we’re not obligating ourselves to revise or publicly release the results of any revisions to these forward-looking statements in light of new information or future events. Throughout today’s discussion we will attempt to present some important factors relating to our business that may affect our predictions. You should also review our most recent Form 10-K and Form 10-Q for a more complete discussion of these factors and other risks, particularly under the heading Factors that May Affect Our Future Results or the Market Price of Our Stock. Thank you. I may have a career in IR ahead of me. (indiscernible)

Unidentified Audience Member

Could you repeat that?

Unidentified Speaker

At the end, after wine. So let’s get started here. I want to start off with a couple of high-level questions about the enterprise software industry. Obviously this is an industry in transition at the moment. Growth rates have fallen. Valuations have fallen. Oracle is in a consolidation mode. So I really wanted to drill down on the factor of innovation.

We had a really innovative industry for maybe 12, 15 years; and it seems that innovation has slowed. So I would like to maybe just talk a little bit about — has innovation for the enterprise really slowed from a software perspective? Is it gone? Why do you think there is a huge disconnect right now between innovation for the consumer, where we have seen things like iPod, PSPs, broadband, Voice over IP, why is all that stuff really exciting for the consumer, but there really seems to be much less excitement in the enterprise right now?

Charles Phillips - Oracle Corp. - President

Well, I guess it is has been a fun day for enterprise software. I didn’t think you guys maybe want to show after their date (ph). But actually I would not agree with that. I actually think there’s a lot of innovation going on. It is just at a — it is in more esoteric, but potentially very important, areas. It is not like the shift to client server or the Internet, okay? Everybody knows with that is. But you go to the next level down, there’s lots of innovation going on.

The shift to IP networks for the telcos, huge opportunities opening up for us and many others as well in areas like that. The fact that there a lot of things that used to be manually built and custom in the way you deploy enterprise software; and people are willing to standardize it now and are looking for ways to do that. That is actually what we can do for them. So it’s — a lot of innovation may sound like more esoteric or mundane things, but it causes people to eventually buy more software and get more value out of it.

So it is just not as easy to explain. It is a collection of these things across many areas, and how people think about it. Then the other biggie area is the whole area of industries. Because the vast majority of what people are doing out there, when they build their own software, is building these applications because no one else can sell the package applications. And they are tired of doing that.

So the impact of having a whole class of enterprise applications now become more standard, all built on the same Web services, all built in Java, they’re thinking about applications differently. Thinking about them componentized. And that is a change in the way not only that you build and deploy applications. You can buy more of them off-the-shelf; we don’t (ph) do that by industry. But it also changes how quickly you can reconfigure your company.

That is what has been lost here. It is not just the technology part of it. It is the business side of it. If I can change or reconfigure an application almost dynamically, and go into a part of the business that I was not in before, change their workflow, change processes, these things used to take months and months and years to change. That ability to change an application quickly in real-time is going to change the way people think of systems.

So the system won’t be the bottleneck at some point on when I want to change my business strategy; it will be an enabler. That is what fits again. It sounds complicated and esoteric, but that is what people are excited about. That is the problem with SOA (ph), why they keep talking about it, is now I can take five components and rearrange them, and it’s a different application than it was before. I can do that as a business analyst, not as a programmer. That is a big change, but it takes time to explain that.

The IT guys get that and they’re spending their time explaining that to business people. But the good news is those two people didn’t have a lot of reason to talk before, because IT was just a back office thing. With exception of three years on the Internet, (indiscernible) back to being back office, right? And now this is a reason for them to start talking again.

I can actually build systems that enable you, Mr. Businessman, to change your strategy. They want to see things differently, and I can enable that in a short period of time. Or you can do it yourself. I think it is a big shift, and it is certainly what we spend a lot of time talking to customers about.

Unidentified Speaker

It sounds a little bit about like your On Demand model, in the sense that the power of the On Demand model is creating a user interface and workflow that I, the user, can change. I don’t need to ask my IT department to help me configure an application. I can do it myself.

Charles Phillips - Oracle Corp. - President

Yes, that is a small example and maybe a good one to make it more real. If you want to be able to reconfigure the way an application looks to you on the screen, well, think of that across the entire system. That I want to be able to change the way a particular order is closed throughout my organization. And the workflow, how many people have to approve it, which suppliers that it routes to. I don’t have to rewrite the system to make that happen. That is a few clicks.

That is a powerful concept, in that I can be responsive to business changes. So I think for what we do in the enterprise, that is a huge change. No one really has all that today, but I certainly think we have more of it than anybody else. That is the direction that we are marching in. So when we have that conversation, and can demo this stuff today, and show them within our existing applications some parts of it that do that, the eyes just light up. Because they can take that and go back and talk to their CFO and CEO. This is why you need to make this investment. Remember the thing you asked me to change, and it took me two years to do? I can do that in an hour now. So that is what is changing.

Unidentified Speaker

That will take a while though, right?

Charles Phillips - Oracle Corp. - President

We certified all of our applications recently, within the last three months, on our middleware stack. That is actually the engine to make that happen. So what that means is you can take this thing called BPEL, Business Process Execution Language, and that kind is of a standard language that generates workflow across all applications. We have that now. Then you can model that application across J.D. Edwards, across PeopleSoft, across E-Business Suite, and make changes; connect finance to supply chain; whatever you want to do.

So we have rolled that out just recently. What they really want is the next generation, where it is all written in Java and integrated. One integrated suite. But we can do that with third parties. So we can have our workflow orchestrated into a third-party application from ISVs as well.

So it is really opening up the enterprise and all these applications that have been built in a proprietary way. They are all kind of stovepipe; you couldn’t get them to work together. With a standard way to connect them all now, and modeling, and change the processes across not only our applications but third parties. I think some of that is already starting to happen now, but the sales that we get is largely based on believing in that vision.

Unidentified Speaker

Why is it all happening now? What are the technologies that have come out of the last five or six years that is enabling the service oriented architecture to be created? Because people have talked about componentization of applications for years and years and years.

Charles Phillips - Oracle Corp. - President

The difference is standards. We have gone through three phases of service oriented architecture, from DCE to CORBA. What is different on the Web services, which is just one more way to do it, is we now have broadly accepted standards. And that — thanks to the Internet for that. So a lot of these standards are based on things we learned during the Internet phase, and people continued.

But it took the Internet to teach people that there is power behind standards. We do the same things the same way and can distribute information globally, instantly; that is a powerful model. Once people saw that — oh, okay, that is why you want to develop standards. It just kind of promulgated. It has just really taken fire throughout the enterprise.

It is not as visible as the Internet standards were. But everything you saw there around browsers and HTML, all those things, multiply that by 50; that is what is happening in enterprise, in every layer. I can pick all of them, go down any one of them, but there is pretty well accepted standards now on all these areas and there weren’t before. That is what allows you to connect these things together and kind of orchestrate them.

So the last area that is actually left is the application itself. So we have built all this infrastructure. We have settled on some standards. Everybody is accepting those. There is no debate on those anymore, whether it is from Linux to the way you connect the databases to all the SOP (ph) protocols to all these WStar standards, as they call them. All that stuff has been agreed on.

Now, okay, let’s build applications that take advantage of all that. All the new startups and small ISPs — look at their application. They’re all built on those standards. So it is not even a debate anymore. The only question is, will Oracle or SAP decide to the same thing? So we are biting the bullet and that is what we’re going to do.

Unidentified Speaker

Oracle has been acquiring, so obviously you have got a whole set of different applications in the stable now. Arguably SAP has acquired much less; they really haven’t acquired anything of scale. So is it going to be harder for Oracle to integrate these pieces together? And if not, why not?

Charles Phillips - Oracle Corp. - President

It’s always interesting. Because you know, we have three major brand names; SAP has three major brand names, All-in-One, Business One, R/3. You can argue for mySAP because it’s certainly not compatible. They say they’re going to change all their architecture to get to this SOA-based architecture and by 2007, 2008. That is kind of the time frame. Exact the same thing we’re saying.

They have 30 million lines of ABAP code that are going be componentized to do that. There is no — the reason they say they have 7,000 programmers working on that is there’s a lot of work to be done. So the degree of change they have to go through between now and then is no different from us.

The only question is who can get there faster? Who has experience moving people from one generation to the next? We have done that for many, many years. From mainframes to minicomputers to client server, we have customers that have been with us through all those architectures. So we have protected those investments.

But I think we’re starting from similar positions at the application layer. Where we have the advantage is the middleware that we are — that is the foundation for all that we’re talking about. It is proven and standard. We have 26,000 customers using it. All those standards we have built into the middleware, and now we’re just enabling the applications. So I think we have a better than even chance of beating them and getting that our in the market.

The good news is we have got plenty of rich applications to sell today. So these things are very functional. Most of the customers we talk to are comfortable where they are; they’re not in a hurry to change anyway. They want you to have a vision, but they don’t want you to get there tomorrow anyway. Because that scares them, and they’re not ready to move. But they want you working on them off to the side (ph).

Then they want some guarantee that I can go there when I feel like it; they are not going to force me; they are not going to charge me to move there. We have given them both of those guarantees. So that is why they are okay with it.

Unidentified Speaker

Let’s maybe move to a more pertinent investor question. Oracle has spent $14 billion now to (ph) cash and acquisitions. Your earnings in the last two years have basically doubled. You’re growing revenues organically. You’re expanding margins. But the stock is basically the same place.

Charles Phillips - Oracle Corp. - President

Yes, we noticed that. Yes.

Unidentified Speaker

I thought you might have. So what part of the story is Wall Street missing? What are we missing? What do you guys see that everyone else is not seeing?

Charles Phillips - Oracle Corp. - President

I have talked to a lot of investors on this topic. Obviously it’s been a frustration for us as well. I think it is a couple things. One, it’s a fairly dramatic change in strategy over the last, say, two years, and change is interpreted as risk. We understand that, and the only answer to that is continued performance.

Perhaps we can explain it better, but I think still it is so different and we’re so unconventional compared to other companies, either you’re going to be unconventional and very successful — and I wish I had bought the stock — or you can be unconventional and wrong. It’s weird.

So I think people are on the fence and not sure. It seems to be working, but it’s a lot in a short period of time. And we understand that, so all we can do is explain what we’re doing.

I actually think the perception of risk around the acquisitions is much higher than it actually is. People forget the size of the acquisitions relative to Oracle. We will buy a company that has 1,000 people and maybe 700 stay. And we have the other 53,000 out there selling and doing what they normally do, and people will write about the risk of this acquisition for three months.

These are small relative to our size. Even a Siebel, relative to our size, especially when you break it up by region, by business unit, is just not terribly huge. It is a decent size acquisition, but it’s not something that is going to slow us down. And we have done nine of these things in the last seven months. We have people who have done this before. We have processes in place. It is a machine. Within 30 days — people don’t believe that — within 30 days the vast majority of the decisions are made and we are looking forward. Usually less than that, if it is smaller. So it is actually pretty straightforward the way we do it.

Secondly, we don’t — the speed that — we focus on speed over perfection. That is the mistake we think other companies have made, trying to debate things and come up with the perfect white paper for six months and nine months. We know what we want to do before we buy it, and we just get on with it. We don’t spend a lot of time debating it.

I think the third thing is all the standards I just talked about; that actually makes it easier to buy companies. We bought — or we are about to buy — Siebel, and when you go ahead and looked under the covers, and you look at their Next Generation architecture on Nexis, guess what? It is a lot of Java class libraries, same thing that we’re using. We can reuse those class libraries on Fusion. So it’s a lot easier because everyone is using the same architecture than it was 10 years ago when everything was completely different.

I could argue that it is just the revenues and the customer base of all these companies are larger than they were three or four years ago. And for the most cases, their market capital outflow, they more have more cash; and the market is undervaluing them in many ways. So we should take advantage of that to get the scale that we want.

I can’t tell you what it’s done for us with the customers. It hasn’t worked with investors yet, but with customers, they’re just delighted. Because we spend a lot of time with them, more than we ever have with the customers. Getting in front of them, explaining. Just time in front of them.

They wanted someone to take responsibility. Someone who has PeopleSoft HR, Siebel CRM, Oracle financials, and maybe SAP manufacturing. We’re going to get that account, and they’re actually extremely happy that one company has taken responsibility for most of that. They’re not worried about it. Once we buy them they’re fine. So you saw Siebel’s last quarter; a lot of that is just because we announced we are going to buy them, and all of a sudden their revenues start to get better.

I know, because I had dozens of customers calling me, very large customers, going — fine; I just want to hear you say that you’re excited, because before I buy this, I put them on hold; but if you’re going to buy them and you are going to support it, I am fine with it. Now we see that already and we haven’t even closed the deal yet.

Unidentified Speaker

The Siebel sales reps aren’t incented? They are thinking, well, I don’t know where I am going to be in six months, so I want to sell pretty aggressively. We kind of saw something similar with (multiple speakers).

Charles Phillips - Oracle Corp. - President

The Oracle sales reps, too. We want them focused on closing business. That is fine. They’re on annual quota plans, and December is a critical month if you are a Siebel sales rep. No one is going anywhere with December right around the quarter; that is their whole payday. Right? They’re trying to get over the quota and get into the accelerators.

So the sales force is fine. I am more concerned and focused on the engineers, and that is where we are spending the time making sure that they know all these products are going forward.

Unidentified Speaker

Just on this strategy, the M&A kind of makes sense in the way you articulate it. I guess one of the things investors and I have an issue, is I guess I look at license revenues, add up what they looked like for most of these companies last year, look at what they look like inside of Oracle. And there is a pretty big fall. So maybe what we’re missing is the fact that you maybe are more willing to trade off from that, up from license revenue, for an ongoing maintenance and support stream from those customers.

Charles Phillips - Oracle Corp. - President

That is a good point. We are, and there is a reason for it. More customers are wanting to do enterprise agreement that are spread over time. We have what we call enterprise license agreements and we are starting to do a lot more of them. Mostly in the U.S. but eventually around the world.

We will do a three-year deal or a five-year deal with a no-look provision where — all you can eat, essentially, for three years. Then at the end of the three years we will look at what you have used, where you are, count the number of processors; and we extend it for another three years.

Most of them don’t make it to the three years, because they like — they deploy it aggressively because they have all you can eat, and they see other options, and they come back, and we extend it even more. So they’re good things to do, but a lot of times some of that revenue ends up in support, because we are spreading it out over time. It depends on how — the structure; that is part of it.

Secondly, we price differently from anybody else. Everyone else is maximizing license revenue and they charge less for support, 15% or something of net. We do just the opposite. We charge 22% of net, but we charged less for the license. Because support goes on forever. There is no question that is the better long-term model, and that is why we have the margins that we have. It is highly profitable and better relationship with the customers. The whole nine yards.

So you’ve got to kind of add those two together, because everybody has different pricing strategies in the market. But when you do that, especially if you compare us to SAP, they have their middleware in their license revenue as well. They resell our database, hundreds of millions of dollars. That is in their license revenue. So if you adjust for all that, the difference is not nearly as divergent as you might think. We did grow on that basis over the last 12 months.

Unidentified Speaker

Mental note; less license revenue is better.

Charles Phillips - Oracle Corp. - President

It is not always better, but I am just explaining the differences. Now we do — having said that, are we going to try to grow license revenues? Sure. There are areas where we are innovating, where we have new products and new categories we’re entering. For instance, I can pick off a few. (indiscernible) These are some areas that don’t sound big but they actually create revenue.

Localization. It’s a big path, making sure you have all the statutory reporting for each country in the world. The more we do, the more revenue opportunity opens up. SAP has more of those done in some countries in Europe; that is why they (inaudible) and that’s where they started. But we are gaining on that and covering that. That will open up revenue.

Midmarket revenue. We have added a lot of new distributors that we never had before. People like Avnet and Tech Data and Ingram Micro, we are just signing for the last three months or so. There’s about 10 things I could go through like that — you know, China, big opportunity — that I do think is going to generate growth, but it will be growth in revenue and growth in earnings.

Where it falls between license and support, I actually don’t care as long as we get the cash flow and the earnings. So we will structure. If a customer wants to give us $50 million, and they want to do it over five years, and they want it to be subscription based, we will do that.

Unidentified Speaker

Just talk about the database for a minute. It is still the majority of your revenue stream. It is a 25-year-old product. You’ve got 230,000 customers. It is generating really high margins. It sounds pretty mature.

So when you guys talk about margin structure, how can you make investors feel comfortable that the margin structure on that productline is pretty sustainable? I mean, usually over time as products mature, at the lower-cost competition, open source products coming into the market, one would think that the margin structure around the database productline would have some downward pressure. Why do you not think that is the case?

Charles Phillips - Oracle Corp. - President

Yes, I think that margin structure should tell you something. It tells you how differentiated the product is. It is hard to describe, unless you dig underneath and look at the plumbing, how much of a lead we have in the market in the database. There’s a reason it just keeps chugging along and the margins just keep going up in that business. It is you simply can’t do with other databases what you can do with Oracle. It’s an important function. It is not like a word processor. Managing data is critical for these large companies.

This is a consulting group called Winter Corp., and every year they have this very large databases conference. It’s a BLDD (ph) conference, they call it. The largest — customers with the largest databases in the world come to this conference. (indiscernible) brag about how big their databases are. There’s people who do this. That is what they like to do. If you look at the list of them —

Unidentified Speaker

Let’s go.

Charles Phillips - Oracle Corp. - President

It’s a fascinating conference. They sit around with 10 megabytes on their collar (ph) or whatever. I was forced to go to that one year, but they put on the list of the top 10 transaction processing systems, the top 10 data warehouses, the top 10 — all of these different metrics. It’s almost all red with Oracle, and I remember going to it 5 or 10 years ago when it was all blue. So we are gaining in the critical areas, people with very large databases, and data is at least doubling it seems like every year, so it doesn’t stop. So the good thing about the data volumes growing so much and all of these compliance regulations that are helping that, it raises the bar on performance and what you need to do. And so we are barely keeping up with it, and we are way ahead of everybody else.

So it is a very differentiated product called the clustering. Do you want to do hot backups or not, do you want to be able to replicate to another site? There’s like a million different things that people want to do. Our list of enhancements is a mile long, and we are ahead of everybody else. So we could tell — we could go to IBM and (indiscernible) just given all of the things they were doing, they still couldn’t catch us. So it is just a big, big lead we have one the market. It is hard to explain that in a brief amount of time, but it takes like two days to go through all the features that we have.

Unidentified Speaker

Probably wouldn’t get away with asking one kind of very redirect question. So this is what you get —.

Charles Phillips - Oracle Corp. - President

I don’t even have to answer; I can just listen.

Unidentified Speaker

Let me try to take a crack. So Oracle, essentially, is leader in this structured data market. The database is basically the master structured data. There is another little company not too far away which is kind of dominate the (indiscernible) the unstructured data. So I guess the question is why has Oracle been so notoriously absent from trying to think about the opportunities in the unstructured data environment?

Charles Phillips - Oracle Corp. - President

It does take time to diversify into areas outside your core business, and it has taken us years and years to build two more legs of the business in middleware and applications. But having said that, in the last two years we actually have entered that market. So we do have a content management system. In fact, we just made a small acquisition to add to that about three weeks ago. So we have a base product called Collaboration Suite, and it has a file management system in it, also some other unstructured content as well. And essentially, as you would expect from Oracle, all of the content goes in the database. So you can search across function and unstructured data with one search and categorize it all, all the backup and recovery features of the database.

So whether you are doing calendar, e-mail, content management, all that stuff is in one database and you get the power of it. So we have a lot of customers, a pretty good pipeline of people who have 50 exchange, 200 exchange servers share point here. This is all fragmented in different servers. They want to put it all on one database, and their DBAs who they have trained for 20 years on our stuff can administer it.

So we think we have a pretty good story. It did take us a while to get there because we grew up in the world of structured data, but we think we have a pretty good strategy. And when we go through all that with a single customer, look, you already have 100 guys trained in managing our database; why do you have 200 e-mail servers? We have one at Oracle; you could have one. And we have 50,000 employees, one central place that handles it all. Backup and recovery, all of the archive and all the compliance stuff. We can do a lot of things if we’re centralized. And no one else can say, all right, all e-mails to do with XYZ subject, I want them destroyed by 10:00 tomorrow morning. We can do that.

Unidentified Speaker

You guys may need it.

Unidentified Speaker

I don’t know about that. We don’t need that functionality.

Charles Phillips - Oracle Corp. - President

But basically the policies around it, you can build policies around all this content now because it’s in the database. That probably wasn’t the best for use with this crowd, but we are making our march toward the unstructured side of it. I’ve seen numbers. Maybe it’s just big as structured. Who knows, but we are going to be there.

Unidentified Speaker

Okay. I know there will be a lot of questions out there in the audience. We have got some roving mikes. Take one here, first of all.

QUESTION AND ANSWER

Unidentified Audience Member

(Inaudible question - microphone inaccessible) Who is really running Oracle? You’ve got three presidents, if I want to be sarcastic, who all came in from outside the Company. You’ve got Larry who may be sailing his boat and may be working. You’ve got Jeff Henley, right, he still has a title. So who is running the company; who is running the show?

Charles Phillips - Oracle Corp. - President

I thought this subject might come up. Let me spend some time talking about how things work. Let me give you a little insight on a day-to-day basis. Number one, the profession that Larry is always on his boat is just incorrect. He’s involved and loves to dig in, especially on the development product stuff. We have two, three, five-hour meetings on very narrow product areas every week. And Monday through Friday there are standing meetings for three meetings. One is product strategy, one is the servers for all the technology stuff, and one is applications. And Monday, Tuesday and Wednesday, that’s what we do in the afternoons is go through product stuff.

Larry runs those meetings and whoever is in development meets after, and then whoever is in development who is talking on that subject is there, and that’s how we make decisions on major product strategy and make presentations to all sorts of stuff. So we are intimately involved in the products detail from Larry, to me. That is the core asset, so you have to get that right, and we want to all be involved in the decision and to make better decisions that way.

The second aspect is it is a team environment. So people who do well at Oracle are people who understand that and don’t mind exchanging ideas. Yes, I have some parts of the company that report to me, my (indiscernible) staff who needs to look at it. Fine, I look at her stuff. All the important decisions — we’re all in a room together — usually are on the phone talking about it. So we make better decisions that way. I like that because I learn from them, they learn from me. We all have different views of it, and we debate everything vigorously and you’ve got to be comfortable with that. And there is always dust flying in the room, but at the end of the day we walk out and that is the play we’re going to run.

So the deal Larry has with everybody is when we’re in the huddle, everybody can scream and yell. To make your opinion known, you better speak up because everybody is going to be screaming and yelling; don’t be shy. If you are, you won’t be heard. But once the players call and we bring the huddle, you got to run the play because we’re all on the same team, and that is the way it works. So it’s a stimulating environment. It’s a lot, I think, it’s a lot more visibility on what is going on inside of the Company than is normal for a company of this size because of that team approach. It’s very transparent. I think a lot of things are centralized up to the CEO’s office. We do see everything. You can’t — no one can spend over $50,000 in the Company without me or Larry or Safra seeing it, and most levels it’s less than that, a lot less than that.

Hiring people, no one can hire someone in the salesforce without me knowing about it. So we are tightly, tightly controlled, and the controls are there, and it’s all in the system. So you can’t do things anyway. The system won’t let you do things. So it all bubbles up through workflow. So it is a lot of detailed processes like that that are in place, controls are tight. That is another one of the reasons the margins have been doing what they’ve been doing for the last five years. And if you don’t believe any of that, just look at the margins, and that has been proving that that is why tight expense control, tight headcount control, and getting the headcount at Oracle has always been tough and it should be that way. You have to justify it. We’re always asking, can you do more with less? Show me that you need 12 people. Why can’t it be nine?

So that’s the culture and it’s constantly pushing, twisting, but transparency, you have to prove yourself every day. We’re going to discuss everything. There is nobody has their own deal off to the side. So I think it’s a great and healthy environment. We learn from each other. I’m having a blast; I think everybody else is. So that is kind of the way it works. So Larry is definitely in charge. He is engaged, and I get three or four calls a day on my cellphone on him, and it’s always an emergency that he wants to talk right now. And that is all right, that comes with it. He doesn’t care what time it is, where you are. But we all do that, and I call Safra and we just kind of work through all that stuff.

So I think it is working in terms of the day-to-day stuff. The controls are there. We have a great finance organization with 5000 people in finance that have been doing this a long, long, long time. Same control and top 10 people, been there probably, I don’t know, 10, 15 years. So all that stuff just works. So running the Company and processes, all of that stuff just works like a machine. The key issue is just making sure we get the strategy right. Do we buy the right companies; are we going in the right markets; are we partnering with the right people? Those decisions to me are what is going to make or break us over the next five years, not the day-to-day stuff. That stuff works clockwork, but we have to make sure the strategy is sound. And we feel pretty confident it is, but there is always new things every day to consider.

So I don’t know if that helps or not, but that is kind of the way it works.

Unidentified Speaker

So along the lines of mass deleting of e-mail, is that something that should have been added to Mercury Interactive’s BPO offering, and if so, would you acquire them?

Charles Phillips - Oracle Corp. - President

Yes, that’s unfortunate to see what’s going on there. Obviously, it is surprising, but I don’t know enough about what happened there to be able to comment today. So we have to (indiscernible) certainly. We saw the headline just like you did, but haven’t had a chance to look into it.

Unidentified Audience Member

How do you feel about OnDemand software?

Charles Phillips - Oracle Corp. - President

It is a big part of our strategy. We did 84 million in our OnDemand business last quarter, up about 16%, and it’s growing. More and more customers are coming to us and said, I want you to run this for me. We had originally thought the demand would be on the midmarket, and we were wrong on that. It is just the opposite. It’s the large customers who want to — they want to do bigger and bigger deals. So we have recast the strategy to go after the larger customers, and that is why it’s growing. I think there will be a second round. We will come back and go after the midmarket later. Siebel will help with that because they have nice OnDemand business as well. So if we get Siebel, we’ll be doing close to 100 million a quarter.

So it’s a big business. It’s just that we have a lot of big businesses and doesn’t get enough airtime publicly. But we think it’s strategic and that is a dominant model at some point in the future. We’re going to keep investing in it, but it’s doing very well for us, and it’s a big differentiator. We’re the only company that owns a full suite of applications and can also provide the hosting. So it takes out layers of margin from multiple people fighting over accounts. What we are finding now is that a lot of the hosters like EDS and IBM are coming to us and said, you’re the best at hosting your application, Oracle on Oracle, the hosting Oracle. I’m not going to beat that, but I’d like to work with you. If I get a billion dollar deal from some big bank because they have some Oracle for that slice, you do that. I’ll subcontract that to you and I will provide some services around that, and I will do the other stuff on the mainframe. So we have gotten that good where people are coming to us and wanting us to provide that slice.

Unidentified Audience Member

Thanks for coming, first off. Question, you know, the market is really moving into multicore processors, moving forward in a big way next year, lots of multithreaded applications, those kinds of opportunities. Can you talk about where Oracle stands there and where you kind of see the whole software marketplace being ready to basically leverage that type of infrastructure?

Charles Phillips - Oracle Corp. - President

We get a pretty good look at all of the chipsets that are coming out, because all the guys wants us to optimize for their stuff. And sometimes we take advantage of nuances and floating point and things like that. So we knew all of this was on the way, so we have already taken advantage of that from an architecture perspective. We also have special pricing for it as well. So for us, it is all good news. The more processors that are going out there, the better, but we do notice that the performance per processor isn’t increasing the way it once was, and that is just a fact. We’ve had semiconductor companies tell us that Moore’s Law is kind of over with now. So I don’t think it’s going to increase at the same rating anymore. However, that one fact actually makes you need the grid more. So we put multiple processors together, and so that is actually okay for us and we continue this capability just for the software. So that has been driving all of the blade servers and all the good computing. So for us, it’s a good thing.

Unidentified Audience Member

A couple questions. First, on the strategy of Oracle which is SAP, in terms of acquisition versus organic growth, which SAP is falling. Is Oracle running out of ideas, and are you buying basically other people’s problems like —? And only time will tell whether you’re succeeding there or not, so that is on the business side. Another question I have is sort of a personal side, in terms of you making the switch from the Wall Street analysts to operating rules (ph). And is there an internal resistance within the Company saying, I mean, what do you guys know about operating a business, you know? Just personal reflection on that, if you would share with us. Finally, would you recommend this to Mary Meeker, your kind of job?

Charles Phillips - Oracle Corp. - President

Okay, let me try to remember all of those. On the first one, we think we are buying some companies that have been fairly successful in the marketplace. There was a reason why they had thousands of customers. Sure, the market had slowed, but it certainly had slowed for a lot of different people. But having descaled (ph) enough customers who look to Oracle for being their strategic supplier is a good thing. That is how we can justify investing more in the business. We can amortize those costs across more customers who can charge less and get more revenue, and we use that to invest obviously. So that is how you do the verticals. If you have enough customers in a vertical, you can afford to build these custom applications for each vertical.

So, in that regard, it has been very helpful. The maintenance revenue is high-margin revenue that we have gotten, and that funds a lot of other things. The renewal rates have been well into the high 90s, so the customers seem to be happy. And we’re getting them for pretty inexpensive prices relative to the cash flow that we get. So you insert the numbers using any sort of reasonable hurdle rate, these deals make sense. So we think people will look back three years from now and see, get, these guys have locked up with several industries. And we know which industries we want, which applications are there, which ones are important. And I can’t tell you how critical those are to customers once you have those applications.

So it is not like word processors or some other area or even databases, in many cases. You have a bank, retail banking system. You are the guy, and they want to build around that. Okay, and they will replace the back end because you hold their funding. They’re funding the line of business applications that are important to them. So we were getting some customers in retail who we’ve gotten ERP deals because we had retake (ph). So that is kind of the synergy. And then if we get, of course, the ERP deal, we get infrastructure database and middleware. So the leverage factor is a lot larger than perhaps your question implied. So the numbers speak for themselves. Our earnings were up 38% last quarter, 33% in the last 12 months, and they seem to be coming — that’s all we can do is keep producing numbers. And the numbers are coming through and the multiple is coming down, but the earnings are going up. At some point, that usually ceases to be the case, right? So we’re going to keep doing that.

As far as me being at Oracle, so far so good. We have basically added about 2 billion of revenue since I’ve been here over our run rate before. The profits again, what I just described, the cash flow is now up to a good 5 billion a year. It is working. Results, this is one thing I like about Oracle, it’s results and it is a meritocracy. If you’re producing, no one cares. If they’re not producing, it doesn’t matter what you say or what you’re (indiscernible), that is it. So whether you are the lowliest program, if you have a good idea, Larry likes it and he wants to hear from you. He wants to hear that idea. And that is one thing I like about the whole company. The best idea, the winning idea, that is more important than anybody’s individual agenda, and as long as you’re producing, things are fine.

Unidentified Audience Member

Just a question on your executive management team. In the last three weeks, Greg Maffei has done an 11th hour cancellation around two big events, the analysts meeting and then Goldman Sachs software conference next week. And I guess from a skeptic’s perspective, that looks kind of scary. Here’s an executive team just joined, and it appears that he’s avoiding Wall Street. Can you maybe set the record straight and sort of let us know that everything is all right with him and he’s committed to the Company, that kind of thing?

Charles Phillips - Oracle Corp. - President

Well, those cancellations don’t have anything to do with tone of business or the management team not wanting to speak to Wall Street, and I tried to make that clear. That is why I did the lunch last year — or last week rather, and I couldn’t make it on this coming Monday. I think we’ve made some statements already about issues around scheduling and his personal issues, and I think we’re going to leave it at that until he’s ready to talk about that at some point. So I don’t have anything new to report, but there’s no reflection on the tone of business or that we’re trying to send some signal about that. That would not be the way to do it, obviously.

So I think it was unfortunate that those things happened, but it is not a strategy to say we don’t want to get in front of investors. It is one of the reasons I wanted to do this tonight and why I did the lunch last week, is we do want to get investors, but we had some scheduling conflicts. It’s November and everybody is busy, and I’m with customers on Monday and all next week. And frankly, we have done a ton of analyst meetings over the last five years, and from what I can tell, it has made no difference. So that versus going to see some customers and selling some software, I decided to go with selling some software.

Unidentified Audience Member

Can you just confirm, is Greg committed to Oracle?

Charles Phillips - Oracle Corp. - President

Again, I don’t have any additional data to report on that. I don’t want to go down that path in trying to speak for him and give all these comments that will make headlines. We made some statements on kind of what happened before, so let’s just leave it at that.

Unidentified Audience Member

Chuck, there’s a lot of moving pieces in the economy today causing a lot of concerns and worries. Any early read on business spending for ‘06, or tech spending in ‘06? And not Oracle specifically, but just in general? What are you seeing or what are you hearing?

Charles Phillips - Oracle Corp. - President

I don’t feel encouraged ‘06, but I am not sure that is because spending is necessarily accelerating, but I think — I have growing confidence we’re going to get a greater percentage of that. We have a lot of things that took some time to put in place that should start to pay off by then. Some will start now, but I can give you an example. We had a four-hour meeting today with a lot of the top management of IBM. And a meeting that — I mean, we never even met with them before, right? It was just two companies that just couldn’t talk to each other for years. And now because we have PeopleSoft and JD Edwards, these are platforms that are very important to them, platforms that run DB2 and WebSphere. The fact that we are so large — we’re now their largest ISP — they are very interested, and now they want to work with us in banking and do a lot of other things. We came up with a good 10 initiatives we can work on together from not even speaking to them a year ago, and they are going to move a lot of Oracle product.

They already have a $3 billion practice around Oracle, in terms of their implementation services without our help on their own, right? So now that we’re working together, we have worked this out. And that same thing has been repeated with Accenture. I could go through a number of areas like that. So the ecosystem around this company is expanding dramatically because a lot more people have a vested interest in our success. We never had that before. We were like a stand-alone island before, fighting Accenture, fighting IBM, DeLoitte. It’s just the opposite now. These guys are converging on us, begging us to do more work with us, wanted to talk to us, and we’re doing all that we can. So that is being reflected on our strategy.

That is why we’re (indiscernible) more open, more standards. We interoperate with IBM. Our Fusion will run on WebSphere. All those things that we’re doing is because we are seeing the potential for that. It takes time for that to have impact. By getting that many people in our camp who don’t want SAP to be the only solution out there, and they don’t; they want a choice. That is going to start to pay off. So the acquisition strategy, that part of it people aren’t factoring in. We’re going to be more important to the industry in general, and they’re going to help us going forward.

Unidentified Audience Member

Since the acquisition strategy is a key component going forward, do you plan to get more transparent on allowing us as financial analysts to get a sense as to what your organic versus acquired growth is? I am sure you can appreciate as an analyst what it’s like to not have that information.

Charles Phillips - Oracle Corp. - President

Yes. It is — let me tell you the complexity around that and why it is very difficult to do that. PeopleSoft (indiscernible) particular doing their long battle and loving courtship that we had leading up to the deal. They did a lot of unusual things to distort the numbers, and had wild swings in their numbers from the cap program that’s basically a rebate program, special SPIFs in the sales force, all sorts of incentives, and just things that distorted business. Sometimes they bunched it in the quarter, and they would have big blowout quarters like one quarter, they had 270 million, which they hadn’t done ever, and then they have another quarter with 70 million when those things ended. So it was all over the place. So any given 90-day period has been so distorted. They had different pricing. I tell you about our support policies; theirs were just the opposite.

So it’s very hard for us to know what would be a regular rate of business, because it was just all over the place. And after we saw all the things that they had — all the leverage they were working and special deals they were doing with people, just business practices that we would never do, it had the impact of making the year-ago period not that relevant to comparisons. There’s nothing we can do to control it. We can’t change it. That is what happened. We get the maintenance revenue from a lot of that, but it’s certainly not the way we would have run the business. And so based on that going forward, we said, all right, look, let’s just look at what our original model was, what we thought we could sell, number of people we have, the productivity per sales rep. And on those metrics, it’s doing better than we originally forecast. The productivity is better than we thought, and that is improving, and as we start to normalize our own numbers, I think you’ll see growth.

Even having said that, again, with the adjustments that I talked about earlier, adding the licenses and support together, we still grew over the last 12 months as best we can tell when you compare the numbers, and that is even with all those distortions. So there were some things they did that pulled revenue forward, other things that push it out certain quarters. And so we just think it would be misleading and there’s nothing we can do to change the history of it. We will anniversary our own numbers so you can see for yourself.

Unidentified Speaker

We will take two more questions.

Unidentified Audience Member

Chuck, just given how inquisitive you guys have been, looking back in history, I think the only other software company that has been as inquisitive has been sort of CA (ph) historically, and I think they did that at a period when they didn’t really see a lot of organic growth prospects and so they did a lot of acquisitions, a lot of cost-cutting. Can you just sort of talk about, is the acquisition strategy sort of motivated by that same kind of idea, or is it something different relative to kind of organic growth? Kind of a follow-up to the last question.

Charles Phillips - Oracle Corp. - President

Well, there’s multiple factors. One, opportunistically, it makes more sense now because of the standards issue and the fact that the companies are a lot cheaper. Two, the customers are asking us to do this. They’re coming to us and asking us; we don’t want to buy from three other software suppliers anymore. We can’t manage it, we can’t integrate it; we want you to do that. And so we will pay you more if you will take responsibility. So there’s an opportunity in the marketplace, so that is part of it.

Thirdly, the market has slowed some for core ERP, and we want to go consolidate that and then go beyond that, but there’s opportunity, lots of opportunity in these verticals, lots of opportunity still around technology, around business intelligence. Security is going to be a big area for us. We’ve built some products there. I don’t want to give the impression that we are buying everything, because there are a lot of newer products that we built internally as well, so it’s a combination. But security is a big opportunity for us, and people want us to do more of their content management, as I mentioned earlier. So a lot on the infrastructure side is still open also.

So we just think that in terms of innovation, four years ago we had essentially no business in middleware, we had no customers, anything, and four years later in middleware it’s a $850 million business. We have 26,000 customers, and we built that business from scratch. We had a few point-out acquisitions here and there, but the vast majority of it is internal development. So we can create new businesses, so we have a third leg to the Company that didn’t exist four years ago. So you can do both. It is not either or.

Unidentified Audience Member

Just a quick question around some of the comments you made at the analysts lunch regarding just how the quarter started, and also just maybe if you could comment on the effect that the hurricanes have had and how you view the impact on government spending going forward?

Charles Phillips - Oracle Corp. - President

Certainly, Katrina was — the timing of it in the last kind of four days of our quarter didn’t help. We didn’t want to concentrate on that and talk about that because everybody always has an excuse, and I used to hate to hear people get on a conference call and go, hurricane whatever. So we decided we’re just not going to do that. We’ll just take our hit, and if it had impact, it had impact. But certainly the timing was — even if you weren’t there, there was enough news flow on it and everybody has operations there or knew somebody there that it certainly, I think, had some impact. But I think that was what it was

Going forward, I think we are kind of past that issue now. So the comment I made is that the first month of the quarter started off pretty well. We’re pleased with that. Having said that, we’re still an enterprise software company. There’s a lot of business for the license side of it anyway that has to be done in November, and there is no way around that. Obviously, the support business, all of the other lines of businesses, the other 80% of our business no one cares about. That’s fine. That is obviously fairly predictable.

So we will see how it turns out, and we feel good about how things started. And we are certainly strong believers that we are gaining marketshare, and everything that we see in the market suggests that we measured a lot of different ways. So we think we are in a strong position going forward. I just can’t tell you, we have something called a customer visit center where I have large customers come in and they want to spend a day with us, have different people come in from development, from different parts of the company trying to explain this product, that product, the strategy. And we track that every week, how many people are asking, hey, I want to come in and get close to the Oracle executives to understand your strategy. And the number of people who are knocking on our door and say, can I come in and see you, I mean large companies — I did three today, meeting with them — is going up. And that is one good indicator. If you look at the number of demos that we do, which is kind of leading up to a deal at some point, and maybe not this quarter, but demo’ing our software for people. The demos is increasing as well.

So I can see it building. I know that we’re doing the right thing. I can see the customer satisfaction going up. I can get the comments back. We’ve reached more customers in the last 12 months than we probably did in the last five years in terms of conversations. That is going to pay off at some point. And yes, it is early days and we still have to prove ourselves in any given quarter, and we will have blips here and there, but I think the earnings growth over the next three to five years is going to be a lot closer to 20% than it is to 10%. And I think given where the multiple is, we will take our bets.

Unidentified Speaker

Charles, maybe I can ask one last one. You weren’t going to give Mary Meeker any career advice? You used to sit where I’m sitting. Would you recommend the switch?

Charles Phillips - Oracle Corp. - President

Well, I have had multiple careers, and so you have got to like doing that, from being a Marine Corps officer to Wall Street to a lawyer and all this stuff. (indiscernible), you name it. So I like new challenges. If you like that, then this is a challenge. But it’s been a blast, and a lot of the skills you learn when you are a young officer in the Marines on how to manage people and motivate people and yell at them and get them going and keep on them, those are all the same things you need to do this. So it is actually not as different for me. It is kind of back to where I started, kind of managing large organizations. And communicating with people, meeting them, those things that I was trained many years, nine years in the military on doing that. So it’s not as new to me as it would be to somebody else.

Unidentified Speaker

Keep yelling. Charles, thanks a lot.

Charles Phillips - Oracle Corp. - President

Appreciate it.

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel Systems. In connection with the proposed transaction, a registration statement on Form S-4 was filed with the SEC on October 19, 2005 (Registration No. 333-129139), containing a proxy statement/prospectus and other documents filed by Oracle and Siebel Systems. STOCKHOLDERS OF SIEBEL SYSTEMS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel Systems. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood City, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

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